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Mark S. Selinger Attorney at Law mselinger@mwe.com +1 212 547 5438

November 13, 2015

VIA HAND DELIVERY
AND EDGAR

Jay Mumford

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:                             CollPlant Holdings Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 1, 2015
CIK No. 0001631487

Dear Mr. Mumford:

On behalf of CollPlant Holdings Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 17, 2015, relating to the Company’s Amendment No. 1 (“Amendment No. 1”) to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on July 1, 2015 (the “Confidential Form F-1”).

The Company is concurrently submitting confidentially via EDGAR the Company’s Amendment No. 2 to the Confidential Form F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.  For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 2, marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.  Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Prospectus Cover Page

1.              We note your reply to prior comment 1. Please revise your disclosure under “Price Range of Our Ordinary Shares” on page 58, or elsewhere as appropriate, to include the substance of your reply.

Response:             In response to the Staff’s comments, the disclosure on page 59 has been modified to reflect that the offering price will be based primarily upon the closing price of our ordinary shares on the Tel Aviv Stock Exchange immediately prior to the pricing of the offering.  Also, the disclosures on pages 61, 63, 64, and 65 have been revised to indicate that the assumed initial offering price of each ADS is the U.S. dollar equivalent of the closing price of our ordinary shares on the Tel Aviv Stock Exchange, after giving effect to the share-to-ADS ratio.

Overview, page 1

2.              We note your response to prior comment 4 that the term “registration trial” is used generically to refer to trials that you plan to use to support marketing authorization, “whether that is an approval from the FDA, marketing authorization from the EMA or a CE Mark.” As the types of approval or authorization by these bodies can vary widely in terms of what must be proven in clinical trials supporting an application, please revise the disclosure on pages 19, 68, 82, 92 and 94 to indicate what authorization or approval you are seeking based on the results of that specific trial.

Response:             In response to the Staff’s comments, the disclosures on pages 20, 68, 83, 93 and 95 have been modified to reflect that such trials support our submissions for European CE marking certification.

Advantages of our rhCollagen, page 2

3.              We note your response to comment 7. Where you disclose that the advantages described here were demonstrated in certain testing, please expand your disclosure to describe briefly the specific testing or studies that demonstrated these results, who conducted the testing or studies, and how the testing or studies were designed.

Response:             In response to the Staff’s comments, we supplementally advise the Staff that the advantages described in “Prospectus Summary—Advantages of Our rhCollagen and rhCollagen-based Products” have been demonstrated and published in highly respected peer review journals. Some of these studies were conducted by independent scientists with no affiliation with the Company, while Dr. Oded Shoseyov, our Chief Science Officer, and his staff have participated in the design and implementation of the remaining studies. A summary of these studies, listing the authors, titles and publications, as well as a brief description of each study’s findings, is attached as Appendix A to this letter. Upon the Staff’s request, we can provide these studies supplementally.

Our Product Candidates, page 5

4.              We note your response to comment 6. Please expand to describe the size of the pre-clinical study with rats.

Response:             In response to the Staff’s comments, the disclosure on page 5 has been modified to reflect the size of the pre-clinical study with rats.

Management Discussion and Analysis…, page 68

5.              We note your response to prior comment 14. With a view toward clarified disclosure, please expand your response to explain why it is currently uncertain as to how your intellectual property rights would be impacted by your collaboration with Pfizer and the current collaborator.

Response:             In response to the Staff’s comments, the disclosures on pages 69 and 71 have been modified.

In our previous response, we noted that it is uncertain as to how the Company’s intellectual property rights would be impacted by its collaborations with Pfizer and the current collaborator. We have gained greater certainty after this previous response, as the Company signed a non-binding term sheet with the collaborator on July 9, 2015, that defines the anticipated allocation of intellectual property rights between the parties, and we have modified the disclosure on page 71 to reflect this allocation. Though the current collaborator will gain the right to commercialize certain applications of rhCollagen resulting from this collaboration, including new intellectual property resulting from the joint development of a product that combines rhCollagen with the current collaborator’s recombinant bone growth protein, we do not anticipate any impact to our core intellectual property rights as they relate to rhCollagen.

The non-binding term sheet signed on July 9, 2015, addresses new intellectual property developed in the future. In addition, on April 7, 2015, Pfizer signed an assignment under which it assigned certain of its rights under the now-expired collaboration agreement between Pfizer and the Company and other prior agreements with the Company to the new collaborator. However, to date, there has been no registered intellectual property developed by any of the Company, Pfizer, or the current collaborator as a result of the Company’s collaboration with Pfizer or the current collaborator.

6.              We note your response to comment 16. Please expand to disclose the nature of the “pre-clinical studies” you conducted with two of your product candidates. What were the size and scope of those studies? Please explain what you mean when you describe “successful interim results” for your VergenixFG candidate. What constituted success for those studies?

Response:             The primary objective of the VergenixFG clinical trial was to assess product performance (i.e. wound closure rate). Interim results were described as successful because wound closure rates of 80-100% healing were reported within four weeks for seven of the initial ten patients.  Interim results at a later stage indicated continued success with 50% of the 16 patients treated with VergenixFG achieving full wound closure within four weeks. In comparison, according to a scientific study published in 2014 in International Wound Journal, treatments with the current standard of care resulted in complete wound closure after 12 weeks of treatment in just 24% of patients, for wounds comparable in their severity to the wounds treated in our VergenixFG clinical trial.

In response to the Staff’s comments, the disclosure on page 69 has been modified to add references to pages 92-96 which contain detailed discussions of the results of the VergenixSTR and VergenixFG clinical trials. Furthermore, we replaced references to “successful interim results” with data points from clinical trials and studies.

Certain Relationships and Related Party Transactions, page 138

7.              We note your response to prior comment 26. Please expand your disclosure to clarify the basis on which Yissum is a related party. Please also expand your response to address why, in light of the nature of the relationship with Yissum as a related party, you believe those agreements are not material in significance such that they do not need to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Response:             For clarification, the Company does not consider Yissum to be a related party. However, Prof. Oded Shoseyov, the Company’s Chief Scientific Officer and a member of the Company’s board of directors, is a related party and is also a faculty member of Hebrew University of Jerusalem, of which Yissum is its research and development company.

The agreement with Yissum with respect to rhCollagen will be filed as an exhibit by amendment.  Other agreements with Yissum which are described in the prospectus are not considered by the Company to be “material contracts” within the meaning of Item 601(a)(10) of Regulation S-K. Such other agreements with Yissum include two types of agreements; multiple lab services agreements of non-material scope or value and the agreement relating to the Resilin protein which is not related to the Company’s collagen protein and has not been further developed or commercialized by the Company at this time, and therefore considered by the Company to be non-material. Accordingly, the Company has determined that filing of these agreements is not required.

Principal Shareholders, page 141

8.                                      We note your revisions in response to prior comment 27. It is unclear why you are unable to determine the individuals who have voting and dispositive power over the shares held by the Van Leer Foundation Group. For example, is there a board of directors of the foundation whose individual members may have such investment control?

Response:             In response to the Staff’s comments, the disclosure on page 145 has been modified to reflect the Company’s current understanding of the membership of the board of directors of the Van Leer Foundation Group.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s filing of its Draft Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:  Yehiel Tal, Chief Executive Officer

Eran Rotem, Chief Financial Officer

Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami

Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Mark S. Selinger Attorney at Law mselinger@mwe.com +1 212 547 5438

Appendix A

Majumdar S., Guo Q., Garza-Madrid M., Calderon-Colon X., Duan D., Carbajal P., Schein O., Trexler M., Elisseeff J. Influence of collagen source on fibrillar architecture and properties of vitrified collagen membranes. J Biomed Mater Res Part B; 2015.

•                  Properties of transparent membranes for cornea implantation. Membranes made of Collagen from different sources, including rhCollagen were evaluated. Collagen membrane ultrastructure and biomaterial properties were found to rely heavily on both collagen source and crosslinking. rhCollagen showed superior regional fibril alignment and improved thermal stability compared with other types of collagen.

Pollack SV. Silicone, fibrel, and collagen implantation for facial lines and wrinkles. J Dermatol Surg Oncol; 16:957-61; 1990

•                  Commercial supplies of collagen are extracted from scarce human cadavers, or from animal sources, where the latter has been reported to evoke both cellular and humoral immune responses in 3—10% of treated patients

Shilo S., Roth S., Amzel T., Harel-Adar T., Tamir E., Grynspan F., Shoseyov O. Cutaneous wound healing after treatment with plant-derived human recombinant collagen flowable gel. Tissue Eng Part A. 19(13-14):1519-26; 2013.

•                  rhCollagen-based gel was superior compared with commercial bovine based product and human cadaver collagen in promoting wound healing in two full thickness cutaneous wound models (rat and procine).

Stein H, Wilensky M, Tsafrir Y, Rosenthal M, Amir R, Avraham T, Ofir K, Dgany O, Yayon A, Shoseyov. O. Production of bioactive, post-translationally modified, heterotrimeric, human recombinant type-I collagen in transgenic tobacco. Biomacromolecules; 5-10:2640; 2009.

•                  Plant derived rhCol 1was similar to human tissue derived collagen by forming thermally stable triple helical structure, by structural conformation (by circular dichroism, spectra) and by biofunctional assay (attachment of endothelial progenitor-like cells)

Willard JJ., Drexler JW., Das A., Roy S., Shilo S., Shoseyov O., Powell HM. Plant-derived human collagen scaffolds for skin tissue engineering. Tissue Eng Part A. 19(13-14):1507-18; 2013.

•                  Biocompatability: Culture of Primary human fibroblasts, endothelial cells or epidermal keratinocytes in the presence of collagen scaffold discs made of different commercial sources and rhCollagen. The rhCollagen scaffolds were equal or better in promoting cell attachment and proliferation.

•                  Immunogenic reaction: Scaffolds made of Collagen from different commercial sources and rhCollagen were incubated with differentiated human macrophages. The level of released IL-1 beta was significantly lower in the rhCollagen treatments compared with bovine collagen.